UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

	By:	People’s United Bank

Date: June 26, 2009	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

People’s United Bank Human Resource Committee of the Board of Directors and

Participants of the People’s United Bank 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut

June 26, 2009

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

(In thousands)

	2008	2007
Assets:
Investments, at fair value (notes 3 and 4):
Mutual fund shares	$92,498	$145,164
People’s United Financial, Inc. Stock Fund	84,720	88,672
Putnam Stable Value Fund	70,765	77,125
Putnam S&P 500 Index Fund	24,185	40,617

Total investments at fair value	272,168	351,578

Participant loans, at cost (note 5)	6,701	6,273

Receivables (note 6):
Participant contributions	223	75
Employer contributions	1,615	1,170

Total receivables	1,838	1,245

Total assets available for plan benefits	280,707	359,096

Liabilities:
Accrued plan expenses	34	29

Total liabilities	34	29

Net assets available for plan benefits, before adjustment	280,673	359,067

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	5,142	(1,536)

Net assets available for plan benefits	$285,815	$357,531

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

(In thousands)

	2008	2007
(Reductions) additions to net assets attributed to:
Net depreciation in fair value of investments (note 3)	$(69,770)	$(20,703)
Interest and dividends	10,612	23,925

Net investment (loss) income	(59,158)	3,222

Contributions:
Participant	12,459	12,248
Employer	6,909	6,242

Total contributions	19,368	18,490

Total (reductions) additions, net	(39,790)	21,712

Deductions from net assets attributed to:
Distributions to participants	31,926	20,717
Plan transfers out	—	107

Total deductions	31,926	20,824

Net (decrease) increase in net assets available for plan benefits	(71,716)	888
Net assets available for plan benefits, beginning of year	357,531	356,643

Net assets available for plan benefits, end of year	$285,815	$357,531

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1.	Plan Description

The People’s United Bank 401(k) Employee Savings Plan (formerly known as The People’s Bank 401(k) Employee Savings Plan) (the “Plan”) is a defined contribution plan sponsored by People’s United Bank (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Mercer Trust Company (as “Trustee”) and Mercer HR Services (as “Recordkeeper”) (collectively “Mercer”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Human Resource Committee, appointed by People’s board of directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In general, all employees become eligible to participate in the Plan on the first day of any calendar month following their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, the People’s United Financial, Inc. Stock Fund, the Putnam S&P 500 Index Fund, or any of a series of mutual funds investment options offered by the plan. All of the Plan’s investments are participant-directed investments.

On April 16, 2007, People’s United Financial, Inc., the holding company parent of People’s United Bank, completed the conversion from a mutual holding company structure to a fully publicly owned stock form holding company. In connection with the conversion, the Plan was amended to allow participants a one-time opportunity to transfer funds out of existing investment options to be used to purchase additional shares of People’s United Financial, Inc. common stock.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 6) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments representing shares of mutual funds, the Putman S&P 500 Index Fund (substantially all of which is invested in a collective investment trust) and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

The Plan invests in a stable value fund through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a common collective trust fund consisting of investments in investment contracts with insurance companies and banks as well as synthetic investment contracts, and is stated at fair value which differs from contract value. Fair value of the Stable Value Fund is based on the fair value of the underlying investments.

The Plan applies Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investments contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gain and losses are determined based on the weighted average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

Loans

Participant loans are stated at cost, which approximates fair value.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Payments of Distributions

Distributions to participants are recorded when paid.

Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

Forfeited Accounts

Forfeitures of nonvested People’s contributions for the participants may be used to reduce future People’s matching contributions. During 2008 and 2007, $25,561 and $35,923 in forfeitures were used to reduce People’s matching contributions, respectively. There were no remaining forfeitures available to reduce future employer matching contributions at either December 31, 2008 or 2007.

3.	Investments

The following table presents the net (depreciation) appreciation in the fair value of investments (including investments bought, sold and held during the year) for the plan years ended December 31, 2008 and 2007 (in thousands):

	2008			2007
	Realized	Unrealized	Total	Total
Mutual funds and collective trust	$(14,503)	$(40,683)	$(55,186)	$(6,291)
Putnam S&P 500 Index Fund	884	(15,495)	(14,611)	2,150
People’s United Financial, Inc. Stock Fund	4,766	(4,739)	27	(16,562)

Net depreciation	$(8,853)	$(60,917)	$(69,770)	$(20,703)

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008		2007
	(In thousands)
Common stock:
People’s United Financial, Inc. Stock Fund	$84,720		$88,672
Collective trust:
Putnam Stable Value Fund (contract value of $75,907 and $75,589)	70,765		77,125
Mutual funds:
Putnam S&P 500 Index Fund	24,185		40,617
PIMCO Total Return Fund	17,882		—	(1)
Artio International Equity Fund	16,768		34,504
T. Rowe Price Growth Stock Fund	—	(1)	22,892
Artisan Mid Cap Fund	—	(1)	21,563

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The Plan, through its investment in the Stable Value Fund, has entered into a benefit-responsive investment contract with Mercer (previously Putnam Fiduciary Trust Company). The Stable Value Fund, a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Mercer maintains participant contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value (as reported to the Plan by Mercer), because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of investment contracts at December 31, 2008 and 2007 was $70,765,000 and $77,125,000, respectively.

The average yield earned by the Stable Value Fund for the years ended December 31, 2008 and 2007 was 1.55% and 3.44%, respectively. The average yield credited to participant accounts during that same period was 4.16% and 5.31%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. People’s does not believe that any of the aforementioned events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

4.	Fair Value Measurements

Investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. FASB Statement No. 157, Fair Value Measurements, (“SFAS 157”) establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The three levels of the fair value hierarchy under SFAS 157, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock and Mutual Funds: Valued at the closing price as reported on the active market on which the individual securities are traded.

Collective Trust: Valued based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2008.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following tables set forth the fair value of Plan assets, by level, within the SFAS 157 fair value hierarchy, as of December 31, 2008 and 2007 (in thousands):

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$92,498	$—	$—	$92,498
People’s United Financial, Inc. Stock Fund	84,720	—	—	84,720
Putnam S&P 500 Index Fund	24,185	—	—	24,185
Putnam Stable Value Fund	—	70,765	—	70,765

Total	$201,403	$70,765	$—	$272,168

	December 31, 2007
	Level 1	Level 2	Level 3	Total
Mutual funds	$145,164	$—	$—	$145,164
People’s United Financial, Inc. Stock Fund	88,672	—	—	88,672
Putnam S&P 500 Index Fund	40,617	—	—	40,617
Putnam Stable Value Fund	—	77,125	—	77,125

Total	$274,453	$77,125	$—	$351,578

5.	Loans to Participants

Participants may borrow 50% of their vested account balances up to a maximum loan amount of $50,000. Participants may have up to two loans outstanding at any time, subject to a minimum loan amount of $1,000. Loans generally have a five-year term (longer if used for the purchase of a primary residence), but may be repaid in full at any time. The interest rate for each loan will be the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. The interest rate so determined will remain fixed through the duration of the loan. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. The loan rate ranged from 5.0%-10.5% at both December 31, 2008 and 2007.

6.	Employer and Participant Contributions

Prior to January 1, 2009, participating employees could contribute from 1% to 20% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Effective January 1, 2009, the employee pre-tax contribution limit was increased to 50%. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of living increases, as determined by the Internal Revenue Service (“IRS”). The base amount per participant was $15,500 in both 2008 and 2007.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Participants who are age of 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For both 2008 and 2007, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $5,000. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings. At its discretion, People’s may increase its matching contributions to 5% of participant earnings for a calendar year. People’s made discretionary matching contributions of $1,142,000 and $1,093,000 in 2008 and 2007, respectively.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank Employees’ Retirement Plan that was closed to new participants effective August 14, 2006. At December 31, 2008 and 2007, the Plan recorded additional employer contributions receivable totaling $344,185 and $44,364, respectively, representing amounts due from People’s as a result of this Plan amendment.

People’s matching contributions are made at the same time as participant contributions, while discretionary contributions and contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

7.	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (“IRC”). People’s contributions may be withdrawn subject to specified limitations.

The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

8.	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

9.	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

10.	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated October 16, 2003, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

11.	Related Party Transactions

Certain Plan investments represent shares of mutual funds and a collective trust managed by Putnam Investments which, until August 3, 2007, was an affiliate of both Mercer Trust Company (Plan Trustee) and Mercer HR Services (Plan Recordkeeper). As such, transactions involving these investments qualify as party-in-interest transactions for the year ended December 31, 2007.

The Plan’s investments also include shares of People’s United Financial, Inc. common stock. People’s is the Plan Sponsor and, therefore, these transactions also qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

12.	Subsequent Event

Effective January 1, 2009, participants in the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the “Chittenden Plan”) became eligible to participate in the Plan. In February 2009, Chittenden Plan assets totaling approximately $106.3 million, and representing 2,529 participants, were transferred into the Plan.

13.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	December 31,	December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$285,815	$357,531
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(5,142)	1,536

Net assets available for plan benefits per the Form 5500	$280,673	$359,067

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of investment (loss) income per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31, 2008	Year Ended December 31, 2007
Total investment (loss) income per the financial statements	$(59,158)	$3,222
Plus: Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(6,678)	1,634

Total investment (loss) income per the Form 5500	$(65,836)	$4,856

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Mutual funds:
	American Funds Europacific Growth Fund	12,337.768 shares	$340
	Davis New York Venture Fund	4,888.390 shares	115
	Columbia Management Mid Cap Index Fund	7,956.579 shares	54
	Columbia Small Cap Value II Fund	59,835.098 shares	529
	Artio International Equity Fund	697,794.808 shares	16,768
	Artisan Mid Cap Fund	655,326.251 shares	11,147
	Columbia Management Small Cap Index Fund	6,674.036 shares	75
	American Funds Growth Fund of America	6,818.903 shares	139
	T. Rowe Price Growth Stock Fund	666,522.891 shares	12,744
	PIMCO Total Return Fund	1,763,525.611 shares	17,882
	Franklin Balance Sheet Fund	261,215.869 shares	9,192
	Sentinel Small Company Fund	1,038,390.511 shares	5,140
	T. Rowe Price Retirement Income Fund	73,882.870 shares	762
	T. Rowe Price Retirement 2005 Fund	1,682,893 shares	15
	T. Rowe Price Retirement 2010 Fund	198,939.201 shares	2,230
	T. Rowe Price Retirement 2015 Fund	216,214.229 shares	1,795
	T. Rowe Price Retirement 2020 Fund	230,590.976 shares	2,562
	T. Rowe Price Retirement 2025 Fund	300,988.455 shares	2,390
	T. Rowe Price Retirement 2030 Fund	150,909.319 shares	1,684
	T. Rowe Price Retirement 2035 Fund	105,257.284 shares	820
	T. Rowe Price Retirement 2040 Fund	55,510.785 shares	615
	T. Rowe Price Retirement 2045 Fund	50,337.880 shares	372
	T. Rowe Price Retirement 2050 Fund	36,183.043 shares	224
	T. Rowe Price Retirement 2055 Fund	1,327.575 shares	8
	Allianz NFJ Dividend Value Fund	506,342.016 shares	4,896

	Total mutual funds		92,498
*	People’s United Financial, Inc. Stock Fund	4,751,539.704 shares	84,720
*	Putnam Stable Value Fund	75,906,689.682 shares	70,765
*	Putnam S&P 500 Index Fund	982,716.623 shares	24,185
*	Participant loans	Interest rates ranging from 5.0% to 10.5% Maturity dates of January 2009 to May 2023	6,701

	Total investments and loans (held at end of year)		$278,869

	* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP